UBA

082-04804

April 20, 2010



The US Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street NW
Mail Stop 3-9
Washington DC 20549
USA

SUPPL

Dear Sir,

UNITED BANK FOR AFRICA PLC

Please find attached the following documents for your information and records:

1. Notice of the Annual General Meeting published in THISDAY Newspaper of April 11, 2010;

2. Copy of the Group Audited Financial Statements for the period ended 31 December 2009 published in Daily Trust of April 1, 2010

Please also be informed of the resignations of 2 (two) Executive Directors of the Bank, Mr. Godwin Ize-Iyamu and Mrs. Angela Nwabuoku.

Kindly acknowledge receipt.

dlw 4/27

www.ubagroup.com

United Bank for Africa Plc. RC No. 2457 UBA House, 57, Marina, Lagos P.O.Box 2406 Tel. 2807000 Fax: 2620371 info@ubagroup.com, Swift add. UNAFNGLA

Thank you.

Yours faithfully,
for: **UNITED BANK FOR AFRICA PLC**



BILI A. ODUM
GROUP COMPANY SECRETARY

CC: The Bank of New York
101 Barclay Street, 22nd Floor
New York, NY 10286


UBA

United Bank for Africa Plc
RC 2457

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 48th Annual General Meeting of United Bank for Africa Plc will be held at the Congress Hall, Transcorp Hilton, Aguiyi Ironsi Street, Maitama District, Federal Capital Territory (FCT), Abuja at 10:00 a.m. on Monday, May 10, 2010 to transact the following business:

ORDINARY BUSINESS

1. To receive the audited Accounts for the year ended December 31, 2009 together with the reports of the Directors, Auditors and the Audit Committee thereon
2. To declare a dividend
3. To elect/re-elect Directors
4. To appoint Auditors
5. To authorize the Directors to fix the remuneration of the Auditors
6. To elect members of the Audit Committee

SPECIAL BUSINESS

1. To consider and if thought fit, to pass the following as an Ordinary Resolution:

"That following the recommendation of the Directors pursuant to Article 115 of the Bank's Articles of Association, the sum of NGN2,155,646,246.00 be and is hereby capitalized from the share premium of the Bank into 4,311,292,492 ordinary shares of 50 kobo each and appropriated to members whose names appear in the Register of Members at the close of business on Friday, April 23, 2010 in proportion of one (1) new share for every five (5) shares registered in such member's name on that date, the shares so distributed being treated for all purposes as capital and not as income and shall rank pari-passu with the existing issued ordinary shares of the Bank provided that the shares issued pursuant to this resolution shall not rank for the dividend recommended for the year ended December 31, 2009.

2. To consider and if thought fit, to pass the following as a Special Resolution:

"That the regulations contained in the printed document submitted to the meeting and for purpose of identification signed by the Chairman thereof be approved and adopted as the Memorandum and Articles of Association of the Bank in substitution for and to the exclusion of the existing Memorandum and Articles of Association of the Bank."

3. To consider and if thought fit, to pass the following as a Special Resolution:

"That the Board of Directors be and is hereby empowered and authorized to carry out as it deems appropriate and in accordance with any relevant laws thereto, any restructuring, acquisition, investment, reconstruction and business arrangement exercise and actions for the Bank as may be necessary to achieve competitive business advantage and or comply with any legislation and or directives and guidelines of the Central Bank of Nigeria."

PROXY

A member entitled to attend and vote at the General Meeting is entitled to appoint a proxy to attend and vote in his/her stead. A proxy need not be a member of the Company. To be valid, a Proxy Form must be duly stamped at the Stamp Duties office and returned to the Registrar, UBA Registrars Limited, Raymond House, 97/105 Broad Street, PO Box 6492, Lagos, not less than 48 hours prior to the time of the meeting.

NOTES

1. Dividend

If the proposed dividend of 10 kobo for every share of 50 kobo is approved at the Annual General Meeting, direct payment (via e-dividend) to the respective bank accounts of shareholders shall be effected on Thursday, May 13, 2010 and the dividend warrants for shareholders who have not completed the e-dividend Mandate Form shall also be posted on Friday, May 14, 2010. In line with the foregoing, shareholders are encouraged to complete the Mandate Form for the payment of the e-dividend and send same to the Registrar.

2. Closure of Register of Members

The Register of Members will be closed from Monday, April 26, 2010 to Friday, April 30, 2010 (both dates inclusive), to enable the Registrar to prepare for the payment of Dividend and the Bonus Issue.

3. Audit Committee

In accordance with Section 359(5) of the Companies and Allied Matters Act Cap C20 Laws of the Federation of Nigeria 2004, any shareholder may nominate another shareholder for appointment to the Audit Committee. Such nomination should be in writing and should reach the Company Secretary at least 21 days before the date of the Annual General Meeting.

4. Amendment of the Memorandum & Articles of Association*

The Bank has conducted a comprehensive review of its Articles of Association. The main objective of the exercise was to update and streamline the provisions of the Articles in order to ensure compliance as well as conformity with the current regulatory environment. The proposed amendments are as presented below:

<u>Article 2(k)</u>
Revised Provision:
Directors: The Directors or such number of Directors forming a quorum for any meeting of members of the Board as stipulated in the Articles herein.

<u>Article 59</u>
Revised Provision:
The Chairman of the Board of Directors shall preside at every General Meeting, but if there be no such Chairman, or if at any meeting he shall not be present within one hour after the time appointed for holding the same or shall be unwilling to act as Chairman, the Directors present may elect one of the Non-Executive Directors present to be Chairman of that meeting.

<u>Article 73</u>
Revised Provision:
The number of Directors shall not be less than twelve (12) or more than twenty (20). The Board shall have a Chairman who shall be elected by the Directors from among the Non-Executive Directors.

<u>Article 81(1)</u>
Revised Provision:
A Director who is any way interested whether directly or indirectly in any advance, loan or credit facility or proposed advance loan or credit facility or any contract of any other nature with the Bank shall declare in writing or cause to be declared in writing the nature of his interest at a meeting of the Board in accordance with the provisions of Section 18 of the Banking Act or of Section 276 and 277 of the Act, as the case may be.

<u>Article 83(b) (New Provision)</u>
Where powers of the Board are exercised or delegated to a Committee of the Board, the Board or such Committee shall operate in conformity with the Board Governance Charter and Board Committee Governance Charter.

<u>Article 84(b)</u>
Revised Provision:
Delegate to the Managing Director any of their powers either through policies approved by the Board or specifically through a Board Resolution upon such terms and conditions and with such restrictions and remuneration as they may think fit and may from time to time revoke, withdraw, alter or vary all or any of such powers.

<u>Article 86</u>
Revised Provision:
The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. The quorum for all Board meetings shall be twelve Directors out of which at least seven (7) shall be Non-Executive Directors. The Directors shall be given notice in writing at least fourteen days prior to the date of any meeting of the Board of Directors unless a majority of twelve Directors, at least seven (7) of which shall be Non-Executive Directors agree to such shorter period of notice as is reasonable under the circumstances.

<u>Article 103</u>
Revised Provision:
The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors and in the presence of at least one Director and the Secretary and such Director and the Secretary shall sign every instrument to which the Seal shall be affixed in their presence and in favour of any purchaser or person bona fide dealing with the Bank such signatures shall be conclusive evidence of the fact that the Seal has been properly affixed, but so that the Directors may by resolution determine, either generally or in any particular case, that the signature of any Director may be affixed by some mechanical means to be specified in such resolution and restricted to certificates which have first been approved for sealing by the Auditors, or Transfer Auditors of the Bank in writing.

* Draft copies of the new Memorandum and Articles of Association and a more detailed explanation can be obtained from the Registrar, UBA Registrars Limited, Raymond House, 97/105, Broad Street, Lagos.

Dated this 9th day of April 2010.

By Order of the Board

Bili A. Odum
Group Company Secretary
57, Marina, Lagos


UBA
United Bank for Africa Plc
RC 2457

AUDITED GROUP FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 31 DECEMBER 2009

BALANCE SHEET	GROUP 31 December 2009 N'million	GROUP 30 September 2008 N'million	BANK 31 December 2009 N'million	BANK 30 September 2008 N'million
ASSETS				
Cash and balances with central banks	68,225	120,088	38,972	95,733
Treasury bills	42,035	174,005	15,945	171,401
Due from other banks	470,195	654,869	459,829	591,791
Loans and advances to customers	606,616	431,410	543,289	405,540
Investment securities	188,407	126,895	130,565	96,397
Investment in subsidiaries			37,753	13,562
Investment in associates	9,261	588	9,943	595
Investment in joint venture	245	900	900	900
Goodwill	2,983			
Investment property	269	589		
Other assets	87,003	102,436	80,186	88,007
Property and equipment	73,042	61,551	63,497	56,165
	1,549,281	1,673,333	1,400,879	1,520,091
LIABILITIES				
Customers' deposits	1,245,650	1,333,289	1,151,036	1,258,036
Due to other banks	15,807	32,000	10,050	32,000
Liability on investment contracts	22,138	40,558		
Other borrowings	14,760		14,760	
Current income tax	3,385	5,606	1,416	3,443
Other liabilities	58,207	65,606	34,315	37,466
Deferred income tax liabilities	2	993		991
Retirement benefit obligations	1,503		1,503	
	1,361,452	1,478,052	1,213,160	1,331,936
EQUITY				
Ordinary share capital	10,778	8,622	10,778	8,622
Share premium	113,645	114,036	113,645	114,036
Revaluation reserve	11,231	11,231	11,231	11,231
Retained earnings	18,317	31,861	26,275	28,254
Other reserves	27,542	27,710	25,790	26,012
Attributable to equity holders of the parent	181,513	193,460	187,719	188,155
Non-controlling interest	5,316	1,821		
	186,829	195,281	187,719	188,155
TOTAL EQUITY AND LIABILITIES	1,548,281	1,673,333	1,400,879	1,520,091
Off-balance sheet engagements and contigencies	689,479	616,734	684,047	616,831

PROFIT AND LOSS ACCOUNT	GROUP 15 months to 31 Dec. 2009 N'million	GROUP 12 months to 30 Sep. 2008 N'million	BANK 15 months to 31 Dec. 2009 N'million	BANK 12 months to 30 Sep. 2008 N'million
GROSS EARNINGS	246,725	169,506	220,467	154,330
Interest and similar income	177,848	116,448	163,456	111,172
Interest and similar expense	(59,659)	(41,355)	(54,920)	(39,800)
Net interest income	118,189	75,093	108,536	71,372
Other income	68,877	53,058	57,011	43,158
Operating income	187,066	128,151	165,547	114,530
Operating expenses	(130,067)	(68,475)	(109,380)	(58,107)
Loss on sale of securities	(3,831)	(238)	(2,273)	(238)
Diminution in asset values	(38,176)	(2,616)	(30,905)	(1,548)
Share of loss in associate	(675)	(7)	-	
Share of loss in joint venture	(655)		-	
Profit before tax and exceptional items	13,662	56,815	22,989	54,637
Exceptional items	(7,025)	(8,786)	(7,025)	(8,786)
Taxation	(4,262)	(7,204)	(3,075)	(5,849)
Profit after tax and exceptional items	2,375	40,825	12,889	40,002
Non-controlling interest	(262)	414		
Profit attributable to shareholders	2,113	41,239	12,889	40,002
KEY FINANCIAL INFORMATION				
Total non-performing loans to total loans and advances	8%	4%	7%	4%
Earnings per share (basic)	10k	311k	60k	305k
Dividend per share (proposed/paid)	10k	100k	10k	100k
Bonus shares (proposed/issued):				
- Interim	-	1 for 2	-	1 for 2
- Final	1 for 5	1 for 4	1 for 5	1 for 4

The financial statements were approved by the Board of Directors on 22 February 2010 and signed on its behalf by:

Directors

CHIEF FERDINAND ALABRABA
CHAIRMAN

TONY O. ELUMELU (MFR)
GROUP MANAGING DIRECTOR/CEO

VICTOR OSADOLOR
EXECUTIVE DIRECTOR/Group CFO

REPORT OF THE INDEPENDENT AUDITORS TO THE MEMBERS OF UNITED BANK FOR AFRICA PLC

Report on the Financial Statements
We have audited the financial statements of **United Bank for Africa Plc** ("the bank") and its subsidiaries ("the group") as at 31 December 2009, from which the summarised financial statements were derived, in accordance with International Standard on Auditing. In our report dated 23 March 2010, we expressed unqualified opinion on the financial statements.

Directors' Responsibility for the Financial Statements
The Directors are responsible for the preparation and fair presentation of these financial statements in accordance with the Companies and Allied Matters Act, Cap C20, LFN 2004, and the Banks and Other Financial Institutions Act, Cap B3, LFN 2004, and for such internal controls as the Directors determine are necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group and the Bank as at 31 December 2009, and of its financial performance and its cash flows for the period then ended; the Group and the Bank has kept proper books of account, which are in agreement with the balance sheet and income statement, in the manner required by the Companies and Allied Matters Act, Cap C20, LFN 2004, and the Banks and Other Financial Institutions Act, Cap B3, LFN 2004, in accordance with the Statements of Accounting Standards issued by the Nigerian Accounting Standards Board.

Report on Other Legal and Regulatory Requirements
We confirm that our examination of loans and advances was carried out in accordance with the Prudential Guidelines for licensed banks issued by the Central Bank of Nigeria.

In accordance with circular BSD/1/2004 issued by the Central Bank of Nigeria, details of insider related credits are as disclosed in the Financial Statements.

Contraventions
No contravention of the provision of the Banks and Other Financial Institutions Act, Cap B3, LFN 2004, was brought to our attention during the audit of the financial statements for the period ended 31 December 2009.

Notice to Readers
For a better understanding of the Bank's financial position and the results of its operations for the period and of the scope of our audit, the summarised financial statements should be read in conjunction with the financial statements from which the summarised financial statements were derived and our audit report thereon.

Chartered Accountants
23 March 2010

Head Office: 57, Marina, Lagos, P.O. Box **2406**, Tel: **+234(1)2644651-700** E-mail: **info@ubagroup.com**, Swift add. UNAFNGLA